CSB BANCORP, INC.

EXHIBIT 11

STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

	Three months ended		Nine months ended
	September 30		September 30
(Dollars in thousands, except per share data)	2020	2019	2020	2019
Basic Earnings Per Share
Net income	$2,800	$2,695	$7,889	$7,821
Weighted average common shares	2,742,350	2,742,350	2,742,350	2,742,278
Basic Earnings Per Share	$1.02	$0.98	$2.88	$2.85

Diluted Earnings Per Share
Net income	$2,800	$2,695	$7,889	$7,821
Weighted average common shares	2,742,350	2,742,350	2,742,350	2,742,278
Diluted Earnings Per Share	$1.02	$0.98	$2.88	$2.85